TASEKO APPOINTS NEW CFO

August 1, 2013, Vancouver, BC – Taseko Mines Limited (TSX: TKO; NYSE MKT: TGB) (the "Company") is pleased to announce the appointment of Mr. Stuart McDonald as Chief Financial Officer of the Company, effective September 1, 2013.

Mr. McDonald is a graduate of the University of British Columbia with a Bachelor of Commerce (Finance) and also a member of the Institute of Chartered Accountants of British Columbia.

Mr. McDonald served as the CFO of Quadra FNX Mining from 2007 to 2010 and was instrumental in growing the company organically and through the merger of Quadra Mining and FNX Mining, a transaction valued at over $2 billion. More recently, Mr. McDonald was the CFO of a privately-owned zinc mining company.

Russell Hallbauer, President and CEO of Taseko commented, “I am pleased to welcome Stuart to our senior executive team. His mining finance, operational accounting and capital markets experience will be a very good fit as we continue to grow our production platform and develop key assets.”

For further information on Taseko, please see the Company’s website www.tasekomines.com or contact:

Brian Bergot, Director, Investor Relations - 778-373-4533 or toll free 1-877-441-4533

Russell Hallbauer
President and CEO

No regulatory authority has approved or disapproved of the information contained in this news release.

For further information on Taseko, investors should review the Company’s annual Form 40-F filing with the United States Securities and Exchange Commission www.sec.gov and home jurisdiction filings that are available at www.sedar.com.